State of Delaware
Secretary of State
Division of Corporations
Delivered 03:57 PM 01/06/2020
FILED 03:57 PM 01/06/2020
SR 20200089373 - File Number 3488164

GLOBAL ARENA HOLDING, INC.

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION,
PREFERENCES, RIGHTS AND LIMITATIONS OF
SERIES "B" PREFERRED STOCK

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

The undersigned, John S. Matthews, hereby certifies that:

1) He is the Chief Executive Officer and Chairman of the Board of Global Arena Holding, Inc., a Delaware corporation (the "Company").

2) The Company is authorized to issue 2,000,000 preferred shares. Of this amount, there are 250,000 shares of Series B preferred stock authorized, of which there are 60,000 shares issued and outstanding.

3) The following resolutions were duly adopted by the Corporation's Board of Directors:

WHEREAS, the Certificate of Incorporation of the Corporation, as amended, provides for a class of its authorized tock known as preferred stock, comprised of 2,000,000 shares, $0.001 par value per share (the "Preferred Stock"), issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any series and the designation thereof, of any of them;

WHEREAS, pursuant to its authority as aforesaid, the Board of Directors of the Company previously fixed the rights, preferences, restrictions and other matters relating to a Series B Preferred Stock, consisting of up to 250,000 shares of the Preferred Stock which the Corporation has the authority to issue, as set forth in a Certificate of Designation, Preferences, Rights and Limitations of Series B Preferred Stock dated August 23, 2017 (the "Certificate of Designations"); and

WHEREAS, the Board of Directors wishes to amend and restate the Certificate of Designation in its entity pursuant to Section 151 of the Delaware General Corporation Law;

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby amend and restate the Certificate of Designations and does hereby provide for the issuance of a series of Preferred Stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of Preferred Stock as follows:

TERMS OF PREFERRED STOCK

Series B preferred stock shall have the following rights, designation, number, powers, preferences, limitations, restrictions, and relative rights and other matters relating to such shares of Series B preferred stock:

A. Designation and Number. A series of the preferred stock, designation the "Series B Preferred Stock," $0.001 par value, is hereby established. The number of shares of the Series B Preferred Stock shall be Two Hundred Thousand (250,000). The rights, preferences, privileges, and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below.

B. Redemption Rights. At any time prior to the second anniversary of issuance, the Company may redeem, in whole or in part, the Series B Preferred Stock at an amount equal to 115% of purchase price on not less than thirty (30) days nor more than sixty (60) days' written notice.

C. Relative Seniority. In respect to the right to receive dividends, the Series B Preferred Stock shall rank senior to the common stock of the Company and shall be subordinated to any debt obligations.

D. Dividend Provisions. The Series B Preferred Stock dividend is cumulative and accruing at the rate of ten percent (10%) per annum. The dividend shall be paid in common stock of the Company at the current market price. No dividend may be paid on common shares so long as the Series B Preferred Stock dividend is outstanding.

E. Conversion. Each Series B preferred share, valued at $10 per Series B preferred share, shall be convertible into a number of common shares at the previous average of the 5 Trading day closing price as reported by OTC Pink, equal to a value of $11.5. The conversion right is only available when the common shares are trading at above $.006.

F. Preemptive Rights. The holders of Series B Preferred Stock will not be entitled to any preemptive rights to purchase of stock in future stock offerings of the Company.

G. Piggyback Registration Rights. The holders of the Series B Preferred Shares shall have the right to register the Series B Preferred Shares and the unregistered common stock received from the conversion of Series B Preferred Stock when either the Company or another investor initiates a registration of the Company's securities.

H. Voting Rights. The holders of the Series B Preferred Shares shall not be entitled to any voting rights.

I. Right of Co-Sale (Tag Along). The Series B Preferred Shareholders shall have the right of co-sale. If a majority shareholder sells his or her stake, the Series B Preferred Shareholders shall have the right to join the transaction and sell his or her minority stake in the Company.

J. Forced Co-Sale (Drag Along). The Series B Preferred Shareholders will not be required to sell all of their Series B Preferred Shares on the same terms or conditions of a co-sale by a majority shareholder.

K. Right of First Refusal. If any of the Series B Preferred Shareholders wish to sell, transfer or otherwise dispose of any or all of his/her Series B Preferred Shares, the other Series B Preferred Shareholders shall not have a prior right to buy such Series B Preferred Shares.

L. Anti-Takeover Provisions. There are no anti-takeover provisions that may have the effect of delaying or preventing a change in control.

RESOLVED, FURTHER, that the Chairman, Chief Executive Officer, and the secretary of the Company hereby are authorized and directed to prepare and file a Designation of Preferences, Rights and Limitations of Series B Preferred Stock in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 6nd day of January, 2020.

John S. Matthews
CEO, Chairman of the Board, Secretary